UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

GENERAL MOTORS CORPORATION
(Name of Subject Company (issuer))
GENERAL MOTORS CORPORATION
(Names of Persons Filing Statement)

Common Stock, par value $1 2/3 per share
(Title of Class of Securities)
370442105
(CUSIP Number of Class of Securities)

Copies to:

Warren G. Andersen	Joseph P. Gromacki	Frederick S. Green
General Motors Corporation	Jenner & Block LLP	Weil, Gotshal & Manges LLP
300 Renaissance Center	One IBM Plaza	767 Fifth Avenue
Detroit, Michigan 48265	Chicago, Illinois 60611	New York, New York 10153
(313) 665-4921	(312) 222-9350	(212) 310-8000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information
      The name of the subject company is General Motors Corporation, a Delaware corporation (“General Motors” or the “Corporation”). General Motors’ principal executive offices are located at 300 Renaissance Center, Detroit, Michigan 48265-3000, and its telephone number at this address is (313) 556-5000.
      The class of equity securities to which this Schedule 14D-9 (this “Schedule”) relates is General Motors’ common stock, par value $1 2/3 per share (the “Common Stock”).
      As of April 8, 2005, there were 565,471,821 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person
      The name and address of the Corporation, which is the person filing this Schedule, are set forth in Item 1 above.
      This Schedule relates to the tender offer by Tracinda Corporation, a Nevada corporation (“Tracinda”), as disclosed in a Tender Offer Statement on Schedule TO filed by Tracinda (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on May 9, 2005, to purchase up to 28 million shares of Common Stock at a purchase price of $31.00 per share, in cash (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase dated May 9, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (which, collectively with any amendments or supplements thereto, constitute the “Offer”). As set forth in the Schedule TO, the principal executive offices of Tracinda are located at 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
      To the knowledge of the Corporation, as of the date of this Schedule, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Corporation or its affiliates and (1) the Corporation, its executive officers, directors or affiliates (except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed on pages 7 through 24 of General Motors’ Proxy Statement filed on Schedule 14A with the SEC on April 29, 2005 and incorporated herein by reference) or (2) Tracinda and its executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation
      According to the Schedule TO, Tracinda, wholly owned by Kirk Kerkorian, and 250 Rodeo, Inc., wholly owned by Tracinda and Mr. Kerkorian, collectively owned 22 million shares of Common Stock, representing approximately 3.89% of the outstanding shares of Common Stock as of May 4, 2005. On May 4, 2005, Tracinda issued a press release announcing that it proposed to acquire 28 million shares of Common Stock at a price of $31.00 per share, which would result in Tracinda (or any group of which it is a member) being the beneficial owner of approximately 8.84% of the outstanding shares of the Common Stock.
      Tracinda’s May 4, 2005 press release is set forth below:
Tracinda Announces Tender for General Motors Shares

LOS ANGELES, CA — May 4, 2005 — Tracinda Corporation today announced that it intends to make a cash tender offer for up to 28,000,000 shares of common stock, par value $1 2/3 per share, of General Motors Corporation (NYSE: GM) at a price of $31.00 per share. The offer price is without regard to General Motors’ regular quarterly dividend of $.50 per share expected to be paid in June 2005. Accordingly, stockholders will be entitled to retain the dividend expected to be paid in June 2005. The offer price, including the regular quarterly dividend, represents an approximately 13.43% premium over General Motors’ closing stock price of $27.77 on May 3, 2005. The tender offer will be subject to customary conditions for transactions of this type. The tender offer will not be subject to any financing condition or any other non-customary conditions.

Tracinda Corporation, of which Mr. Kirk Kerkorian is the sole stockholder, currently owns 22,000,000 shares of General Motors common stock, which represents approximately 3.89% of the outstanding shares. Tracinda’s average cost for such shares is approximately $26.33 per share.

The shares to be purchased pursuant to the offer represent approximately 4.95% of the outstanding shares of General Motors common stock. Upon completion of the offer, Tracinda would beneficially own 50,000,000 shares of General Motors common stock, or approximately 8.84% of the outstanding shares. Tracinda will hold the General Motors common stock for investment purposes.

Tracinda became aware of rumors over the weekend concerning its possible purchase of shares of General Motors stock. Since Tracinda’s acquisition of General Motors stock is solely for investment purposes, it decided to go forward with this tender offer to remove any uncertainty in the marketplace as to its investment intent.

Once the tender offer is commenced, offering materials will be mailed to General Motors stockholders and filed with the Securities and Exchange Commission. General Motors stockholders are urged to read the offering materials when they become available because they will contain important information.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. TRACINDA HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THIS TENDER OFFER STATEMENT OF TRACINDA AND THE RELATED LETTER OF TRANSMITTAL WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY TRACINDA WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THIS STATEMENT (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC’S WEB SITE AT: HTTP:// WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO TRACINDA.
*     *     *     *     *
      On May 4, 2005, Jerome York, a consultant retained by Tracinda, contacted Robert Lutz, Vice Chairman, Global Product Development of the Corporation, to inform him of the press release and to emphasize Tracinda’s investment intent. Later that day, John Devine, Vice Chairman and Chief Financial Officer of the Corporation, contacted Mr. York to discuss Tracinda’s press release. The Corporation has had no other material discussions with Tracinda or Mr. Kerkorian prior to or after the issuance of this press release.
      On May 9, 2005, Tracinda commenced the Offer with the publication of a newspaper advertisement and the filing of a Schedule TO with the SEC.
      At a regularly scheduled meeting of the Board of Directors of the Corporation (the “Board”) on May 9, 2005, the Board reviewed and considered the Offer, which had been commenced earlier that day, and various matters related thereto. At this meeting, the Board reviewed generally the terms and conditions of the Offer, the proposed timeline for the Offer, the percentage of the shares of Common Stock currently owned by Tracinda and the percentage stake in the Corporation sought to be acquired by Tracinda in the Offer, the fact that Tracinda had indicated its intent to hold the shares for investment purposes and the investment history of Tracinda and/or Mr. Kerkorian with respect to other companies. The Board also reviewed the Corporation’s obligation pursuant to the federal securities laws to issue a statement on Schedule 14D-9 within ten business days of the commencement of the Offer.

      At a special meeting of the Board on May 19, 2005, the Board further reviewed and considered the Offer. The Board reviewed the terms and conditions of the Offer as disclosed in the Schedule TO, including: the proposed timeline for the Offer; the percentage of the shares of Common Stock currently owned by Tracinda; the percentage stake in the Corporation sought to be acquired by Tracinda in the Offer; the fact that Tracinda had indicated its intent to hold the shares of Common Stock acquired in the Offer for investment purposes; the potential proration mechanism of the Offer in the event of oversubscription; the potential tax consequences to the stockholders as a result of participating in the Offer; the circumstances under which the amount of shares of Common Stock sought to be acquired in the Offer could be increased; and the circumstances under which the Offer could be extended or other terms and conditions of the Offer could be changed. The Board reviewed certain regulatory approval requirements and other regulatory consequences associated with any stockholder acquiring a controlling influence in the Corporation. These regulatory issues arise from the Corporation’s ownership of a federal savings bank and other banking institutions that are subject to regulation by various federal, state and foreign government agencies. The Board also took note of the filing requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Representatives of Goldman, Sachs & Co. (“Goldman Sachs”) and Morgan Stanley & Co. Incorporated (“Morgan Stanley”), financial advisors to the Corporation, reviewed with the Board recent Common Stock price performance and trading activity, the impact of the Offer on the market price of the Common Stock, various other tender offers by Tracinda and/or Mr. Kerkorian and certain factors influencing the current market price of the Common Stock. Management then reviewed with the Board its assessment of the Offer. The Board then considered the Corporation’s obligation pursuant to the federal securities laws to issue a statement on Schedule 14D-9 and made the determination discussed below.
      The Board determined by unanimous vote of all those directors present that the Corporation would express no opinion and would be neutral with respect to the Offer. Accordingly, the Corporation has not made a determination as to whether the Offer is fair to, or in the best interests of, its stockholders and is not making a recommendation regarding whether the Corporation’s stockholders should participate in the Offer. The Corporation urges each stockholder to make its own decision regarding the Offer, including, among other things, the adequacy of the Offer price, based on all of the available information and in light of the stockholder’s own investment objectives, the stockholder’s view with respect to the Corporation’s prospects and outlook, the matters considered by the Board, as noted below, and any other factors that the stockholder deems relevant to its investment decision.
      For the following reasons and based on these factors, the Board determined that the Corporation would express no opinion to its stockholders and would be neutral with respect to the Offer:

(1) Tracinda seeks a relatively small percentage of the outstanding shares of Common Stock pursuant to the Offer (approximately 4.95%) and, according to the information set forth in the Offer to Purchase, the Offer would result in Tracinda (or any group of which it is a member) being the beneficial owner of approximately 8.84% of the outstanding shares of Common Stock;

(2) Tracinda has stated that its intention is to acquire the shares of Common Stock for investment purposes and that it does not have a present intent to acquire or influence control over the business of the Corporation;

(3) the relatively small percentage of Common Stock sought by Tracinda, coupled with Tracinda’s intent to hold the Common Stock for investment purposes, would not be expected to interfere with the Corporation’s ability to pursue its strategic business objectives;

(4) holders of shares of Common Stock tendered and accepted pursuant to the Offer will be precluded, with respect to shares of Common Stock purchased in the Offer, from having the opportunity to participate in any future benefits arising from continued ownership of those shares of Common Stock, including any potential future earnings growth of the Corporation and any subsequent increase in the market value of those shares of Common Stock;

(5) based on the per share closing price of $27.77 of the Common Stock on the New York Stock Exchange Composite Tape on May 3, 2005, the last trading day before the announcement of Tracinda’s intention to make the Offer, the indicated premium reflected in the price offered for such shares pursuant to the Offer, including the regular quarterly dividend, was 13.43%; and

(6) the per share closing price of the Common Stock on the New York Stock Exchange Composite Tape was $31.61 on May 18, 2005, and the historical per share closing prices of the Common Stock on the New York Stock Exchange Composite Tape ranged from $25.60 to $40.30 during the period from January 1, 2005 through May 18, 2005.

      You should understand that the Board did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the foregoing reasons and factors, and different members of the Board may have given different weight to different reasons and factors in reaching their individual conclusions.
      The fact that the Corporation is not expressing an opinion and is neutral with respect to the Offer is not, and should not be interpreted to be, any indication of the position the Corporation would take with respect to any effort by Tracinda (or any group of which it is a member) or any other person to take any actions to further increase its holdings in the Corporation, or to seek by any means to exercise control of, or a controlling influence with respect to, the Corporation.
      A copy of the Corporation’s summary publication communicating the Board’s position and a press release by the Corporation relating thereto are filed as Exhibits (a)(1)(A) and (a)(2) hereto and are incorporated herein by reference.
      As a result of trading restrictions under the Corporation’s internal corporate policies, the directors, executive officers, affiliates and subsidiaries of the Corporation are currently precluded from purchasing or selling any securities of the Corporation, including by tendering Common Stock into the Offer.

Item 5.	Persons/ Assets Retained, Employed, Compensated or Used
      The Corporation has been receiving advice from Goldman Sachs and Morgan Stanley in connection with the Offer. The Corporation expects that it will pay the financial advisors reasonable and customary compensation for their advisory services in connection with the Offer but has not yet agreed to the financial terms for such advisory services. The Corporation has agreed that it will indemnify Goldman Sachs and Morgan Stanley against certain liabilities arising out of or in connection with their advisory services related to the Offer.
      The Corporation has also retained Morrow & Co., Inc. (“Morrow”) to assist the Corporation in communications with stockholders. The Corporation will pay Morrow approximately $12,500 for services rendered in connection with the Offer and has agreed to reimburse Morrow for certain expenses they may incur in connection therewith.
      Except as described above, neither the Corporation nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of the Corporation with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company
      No transactions in Common Stock have been effected during the past 60 days by the Corporation or any of its subsidiaries or, to the best of the Corporation’s knowledge, except as set forth below, by any executive officer, director or affiliate of the Corporation.
      On March 21, 2005, G. Richard Wagoner, Jr., the Corporation’s Chairman and Chief Executive Officer, purchased 50,000 shares of Common Stock in the open market, 47,100 shares of which were purchased at a price of $29.65 per share, 1,900 shares of which were purchased at a price of $29.57 per share and 1,000 shares of which were purchased at a price of $29.60 per share.
      On March 23, 2005, Thomas J. Kowaleski, the Corporation’s Vice President of Communications, purchased 200 shares of Common Stock in the open market at a price of $29.28 per share.

Item 7.	Purposes of the Transaction and Plans or Proposals
      The Corporation is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Corporation’s securities by the Corporation, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Corporation.
      There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.
      The Board and management of the Corporation remain committed to enhancing value for all of the Corporation’s stockholders and will continue to communicate with stockholders regarding these matters.

Item 8.	Additional Information
      Not applicable.

Item 9.	Material to be Filed as Exhibits

Exhibit No.	Description

(a)(1)(A)	Summary Publication of General Motors Corporation dated May 20, 2005.
(a)(1)(B)	Letter to Stockholders of General Motors Corporation dated May 20, 2005.
(a)(2)	Press Release dated May 19, 2005.
(e)(1)	Excerpt of pages 7 through 24 from the General Motors Corporation Proxy Statement filed with the SEC on Schedule 14A on April 29, 2005.*
(g)	Not Applicable.

*	Incorporated by reference to pages 7 through 24 of the Corporation’s definitive proxy statement on Schedule 14A filed with the SEC on April 29, 2005, SEC File No. 1-043.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS CORPORATION

By:	/s/ Warren G. Andersen

Name: Warren G. Andersen
Title: Assistant General Counsel
Dated: May 19, 2005

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Summary Publication of General Motors Corporation dated May 20, 2005
(a)(1)(B)	Letter to Stockholders of General Motors Corporation dated May 20, 2005
(a)(2)	Press Release dated May 19, 2005
(e)(1)	Excerpt of pages 7 through 24 from the General Motors Corporation Proxy Statement filed with the SEC on Schedule 14A on April 29, 2005.*
(g)	Not Applicable

*	Incorporated by reference to pages 7 through 24 of the Corporation’s definitive proxy statement on Schedule 14A filed with the SEC on April 29, 2005, SEC File No. 1-043.